UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on shareholders remuneration

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Rio de Janeiro, April 27, 2023 – Petróleo Brasileiro S.A. - Petrobras, following the press release disclosed on March 1, 2023, informs that, in a meeting held today, the Annual General Meeting (AGM) approved the distribution of dividends relating to the 2022 fiscal year in the amount of R$17.06202044 per outstanding share (common or preferred). This amount includes payments already made throughout 2022 and the supplementary dividend to be paid as of May 19, 2023.

The supplementary dividend is equivalent to R$ 2.74573369 per outstanding share (common or preferred). Considering the monetary adjustment at the SELIC rate from 12/31/2022 to today, this amount has an increase of R$ 0.11382822 per share. Thus, the total gross amount to be distributed to shareholders, considering the monetary restatement to date, is equivalent to R$ 2.85956192 per share.

The payment of said supplementary dividend will be made in two installments, as follows:

(i) the first on May 19, 2023, in the amount of R$ 1.42978096 per share (common or preferred) in circulation, for holders of shares issued by Petrobras traded on B3, and from May 26, 2023, for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE.

(ii) the second on June 16, 2023, in the amount of R$ 0,91106456 per share (common or preferred) in circulation, for holders of shares issued by Petrobras traded on B3, and from June 23, 2023, for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE.

(ii) the third on December 27, 2023, in the amount of R$ 0,51871639 per share (common or preferred) in circulation, for holders of shares issued by Petrobras traded on B3, and from January 04, 2024, for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE.

The amounts of the three installments will continue to be updated by the variation of the Selic rate until the date of the actual payments.

Shareholders will be entitled to remuneration, as follows:

1. Record date for holders of shares issued by Petrobras traded on B3 will be today and the record date for holders of ADRs will be May 1, 2023.

2. Petrobras shares will be traded ex-rights on B3 and ADRs on NYSE as of tomorrow, April 28, 2023.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer